United States securities and exchange commission logo





                              March 9, 2021

       Adam Berk
       Chief Executive Officer
       Stem Holdings, Inc.
       2201 NW Corporate Blvd., Suite 205
       Boca Raton, FL 33431

                                                        Re: Stem Holdings, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 1, 2021
                                                            File No. 333-251897

       Dear Mr. Berk:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note your response to our prior comment 1 and disagree with your analysis. See
                                                        Securities Offering
Reform Adopting Release (SEC Release No. 33-8591) (Aug. 3, 2005)
                                                        (noting    [c]ourts
have held consistently that the date of a sale is the date of contractual commitment, not the
date a confirmation is sent or received or payment is made   ).
                                                        Because it appears that
you have already offered and sold the units to investors, the registration statement
should cover resales by the purchasers and not issuances to the purchasers. See also
Securities Act Sections    Compliance and Disclosure Interpretations
                                                        No. 134.03.
 Adam Berk
Stem Holdings, Inc.
March 9, 2021
Page 2

       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                       Sincerely,
FirstName LastNameAdam Berk
                                                       Division of Corporation
Finance
Comapany NameStem Holdings, Inc.
                                                       Office of Life Sciences
March 9, 2021 Page 2
cc:       Robert L. B. Diener, Esq.
FirstName LastName